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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BEI Technologies, Inc.
(Name of Subject Company)

BEI Technologies, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
(Title of Class of Securities)

05538P104
(CUSIP Number of Class of Securities)

Charles Crocker
Chairman and Chief Executive Officer
BEI Technologies, Inc.
One Post Street, Suite 2500
San Francisco, California 94104
(415) 956-4477
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person Filing Statement)

Copy to:
Christopher A. Westover, Esq.
Cooley Godward LLP
One Maritime Plaza, 20th floor
San Francisco, CA 94111
(415) 693-2000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

        The name of the subject company is BEI Technologies, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is One Post Street, San Francisco, California 94104. The telephone number of the Company at its principal executive offices is (415) 956-4477.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes to this Statement, this "Statement") relates is the common stock, par value $0.001 per share, of the Company (the "Common Stock"), including the associated preferred stock purchase rights (together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of September 11, 1997, between the Company and American Stock Transfer & Trust Company, as successor rights agent, as amended on December 22, 2004 and July 21, 2005. As of July 19, 2005, there were 14,978,324 shares of Common Stock outstanding.

Item 2.    Identity and Background of Filing Person.

        The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

        This Statement relates to the offer by Beacon Purchaser Corporation (the "Purchaser"), a Delaware corporation and an indirect wholly-owned subsidiary of Schneider Electric SA, a societé anonyme organized under the laws of the Republic of France ("Parent"), to acquire all of the issued and outstanding Shares for $35.00 per Share, net to the seller in cash (such price per Share, or such greater cash amount per Share as may be paid to any holder of Shares pursuant to the Offer, the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 2005 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as it may be amended or supplemented from time to time, constitute the "Offer"). The Offer is further described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") that was filed by Parent and the Purchaser with the Securities and Exchange Commission on August 3, 2005. Copies of the Offer to Purchase and the Letter of Transmittal are attached as Exhibit (a)(1) and Exhibit (a)(2), respectively, to the Schedule TO, and each is incorporated in this Statement by reference.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 21, 2005, by and among Parent, the Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides that, upon the terms and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, as soon as practicable after the time of Purchaser's acceptance for payment of Shares tendered pursuant to the Offer (the "Acceptance Time"), and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation in the Merger (such surviving corporation, the "Surviving Corporation," and such merger, the "Merger"). At the effective time of the Merger (the "Effective Time"), (a) each share of common stock, par value $0.01 per share, of the Purchaser then outstanding will be converted into one share of common stock of the Surviving Corporation, (b) any Shares then held by the Company or any wholly-owned subsidiary of the Company (or held in the Company's treasury) will cease to exist, and no consideration will be paid in exchange therefor, (c) any Shares then held by Parent, the Purchaser or any other wholly-owned subsidiary of Parent will cease to exist, and no consideration will be paid in exchange therefor and (d) each other Share then outstanding (other than Appraisal Shares, as defined below) will be converted into the right to receive, in cash, the Offer Price (the "Merger Consideration"). Shares outstanding immediately prior to the Effective Time that are held by a stockholder who has preserved such stockholder's appraisal rights under Section 262 of the DGCL with respect to such Shares (the "Appraisal Shares") will not be converted into the right to receive the Merger Consideration, unless such stockholder fails to perfect or withdraws or otherwise loses such stockholder's right to appraisal. The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

        As set forth in the Schedule TO, the address of the principal executive offices of Parent is 43-45, bd. Franklin Roosevelt B.P. 236 92504, Rueil Malmaison Cedex, France and the phone number is 33 01 41 29 7000; and the address of the principal executive offices of the Purchaser is 1415 South Sesell Road, Palatine, Illinois 60067-7399 and the phone number is (847) 397-2600.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and its executive officers, directors and affiliates are, except to the extent described below, described in the Information Statement (the "Information Statement") pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that is attached as Annex B to this Statement and is incorporated in this Statement by reference.

        Except as described in this Statement (including in the exhibits to this Statement and in Annex B to this Statement) or incorporated in this Statement by reference, to the knowledge of the Company, as of the date of this Statement, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) the Purchaser, Parent or their respective executive officers, directors or affiliates.

        The Merger Agreement.    The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Introduction and Sections 10 and 13 of the Offer to Purchase, which is being mailed to stockholders together with this Statement, are incorporated in this Statement by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

        The Transaction Support Agreements.    In order to induce Parent and the Purchaser to enter into the Merger Agreement, Charles Crocker, the Company's Chairman and Chief Executive Officer, Asad M. Madni, the Company's President and Chief Operating Officer, and John LaBoskey, the Company's Senior Vice President and Chief Financial Officer, entered into Transaction Support Agreements, each dated as of July 21, 2005 (the "Transaction Support Agreements"), with Parent and the Purchaser. The information contained in the Introduction and Section 10 of the Offer to Purchase regarding the Transaction Support Agreements is incorporated in this Statement by reference. The information contained in the Offer to Purchase are qualified in their entirety by reference to the Transaction Support Agreements, the forms of which have been filed as Exhibits (e)(2) and (e)(3) to this Statement and are incorporated in this Statement by reference.

        The Noncompetition Agreements.    In order to induce Parent and the Purchaser to enter into the Merger Agreement, Mr. Crocker, Mr. Madni and Mr. LaBoskey entered into Noncompetition Agreements, each dated as of July 21, 2005 (the "Noncompetition Agreements"), with Parent and the Purchaser. The information contained in the Introduction and Section 10 of the Offer to Purchase regarding the Noncompetition Agreements is incorporated in this Statement by reference. The information contained in the Offer to Purchase are qualified in their entirety by reference to the Noncompetition Agreements, the form of which has been filed as Exhibit (e)(4) to this Statement and is incorporated in this Statement by reference.

        Confidentiality Agreement.    Parent and the Company entered into a letter agreement dated May 18, 2005 (the "Confidentiality Agreement"). The information in Section 10 of the Offer to

Purchase regarding the Confidentiality Agreement is incorporated in this Statement by reference. Such information is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(5) to this Statement and is incorporated in this Statement by reference.

        Effects of the Offer and the Merger under the Company Equity Incentive Plan and Agreements Between the Company and its Executive Officers.

        Interests of Certain Persons.    Certain members of the Company's management and board of directors ("Board") may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company stockholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

        Change in Control Provisions.    The acquisition by Purchaser of Shares tendered pursuant to the Offer will constitute a change in control of the Company for the purposes of determining the entitlements of the executive officers and directors of the Company to certain severance and other benefits as described under the headings "Executive Compensation—Executive Change in Control Agreements" and "Executive Compensation—Employment Agreement" in the Information Statement.

        Stock Options.    Pursuant to the Merger Agreement, the Company must take all action necessary to ensure that each option to purchase Common Stock granted by the Company (an "Option"), whether under the Company's 1997 Equity Incentive Plan or otherwise, will become fully vested and exercisable at the Acceptance Time. Pursuant to the Merger Agreement, each unexercised Option will be cancelled immediately prior to the Effective Time and will thereafter represent the right to receive, at the Effective Time in consideration for such cancellation, an amount in cash equal to the product of (a) the number of Shares subject to such Option immediately prior to the Effective Time, multiplied by (b) the amount by which the Offer Price exceeds the per share exercise price of such Option. The information contained in Section 10 of the Offer to Purchase regarding treatment of the Options in the Merger is incorporated in this Statement by reference. The foregoing summary and the information contained in the Offer to Purchase regarding Options are qualified in their entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

        Restricted Stock.    Pursuant to the Merger Agreement, the Company must take all action necessary to ensure that all unvested restricted Shares issued by the Company, whether under the Company's 1997 Equity Incentive Plan or otherwise, will become fully vested upon the Acceptance Time. The information contained in Section 10 of the Offer to Purchase regarding restricted Shares is incorporated in this Statement by reference. The foregoing summary and the information in the Offer to Purchase regarding restricted Shares are qualified in their entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

        Employees.    The Merger Agreement provides that employees of the Company and its subsidiaries who continue employment with Parent, the Purchaser or any subsidiary of the Company or the Surviving Corporation after the Acceptance Time will be provided with certain benefits described in the Merger Agreement. The information contained in Section 10 of the Offer to Purchase regarding employees and benefits is incorporated in this Statement by reference. The foregoing summary and the information contained in the Offer to Purchase regarding employees and benefits are qualified in their entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

        Indemnification; Directors' and Officers' Insurance.    The Merger Agreement provides for indemnification of, and purchase of directors' and officers' liability insurance covering, each individual who is or was an officer or director of the Company at or at any time prior to the Acceptance Time, as described in the Merger Agreement. The information contained in Section 10 of the Offer to Purchase regarding directors' and officers' indemnification and insurance is incorporated in this Statement by reference. The foregoing summary and the information contained in the Offer to Purchase regarding directors' and officers' indemnification and insurance are qualified in their entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

Item 4.    The Solicitation or Recommendation.

Recommendation of the Board.

        The Board, at a meeting held on July 21, 2005, by a unanimous vote, approved and declared advisable the Merger Agreement, determined that the Merger Agreement, the Offer and the Merger are, from a financial point of view, fair to, and in the best interests of, the Company's stockholders and recommended that the Company's stockholders accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and adopt the Merger Agreement.

        (i)    Background of the Offer; Contacts with Parent

        The Company regularly assesses its competitive position and explores opportunities to strengthen its business, including potential strategic acquisitions. In order to remain competitive and to continue its high rate of growth, the Company believes it would need to raise significant additional capital. However, due to the volatility of the Company's stock price, the Company believes attractive avenues for raising such capital may be limited. In early 2005, Company management discussed with members of the Board the possibility of having UBS Securities LLC ("UBS") survey the market to determine whether there might be potential acquirers for the Company before the Company sought to undertake strategic initiatives, such as raising additional capital. As a result of those discussions between Company management and members of the Board, the Company directed representatives of UBS to arrange meetings with various potential acquirers.

  Sale Process

        From February 28, 2005 through March 17, 2005, representatives of UBS contacted six potential acquirers, including Parent. As a result of these contacts, representatives of UBS met with Parent and two other potential acquirers. Other than Parent, none of the potential acquirers expressed an interest in acquiring the Company.

        Throughout the sale process, Charles Crocker, the Company's Chairman and Chief Executive Officer, had frequent discussions with individual Board members to update them on the status of discussions with potential acquirers. In these discussions, the individual Board members supported the Company participating in discussions with potential acquirers.

        On March 10, 2005, in connection with the Company's intent to identify and hold discussions with potential acquirers, the Company entered into an initial engagement letter for advisory services with UBS. Subsequently, the Company and UBS entered into an engagement letter dated as of May 1, 2005 pursuant to which UBS was engaged as the Company's exclusive financial adviser in connection with the possible acquisition of the Company.

        On March 17, 2005, at the direction of the Company, a representative of UBS met with Eric Pilaud, Executive Vice President of Parent in charge of strategic development, to discuss a potential acquisition of the Company by Parent. During this meeting, Mr. Pilaud expressed Parent's interest in possibly acquiring the Company. Mr. Pilaud subsequently confirmed this interest on March 25, 2005.

        From March 25, 2005 through May 2, 2005, representatives of UBS participated in several discussions with representatives of Parent and Merrill Lynch, Parent's financial adviser, about the potential acquisition of the Company by Parent.

        On April 28, 2005, at the request of Mr. Pilaud, Mr. Crocker met with Mr. Pilaud to become acquainted, discuss the respective businesses of the Company and Parent and begin to discuss a potential transaction between the respective companies. At the end of this meeting, Mr. Pilaud expressed Parent's interest in having further discussions regarding a potential acquisition of the Company by Parent.

        On May 2, 2005, Mr. Pilaud sent a written non-binding proposal to UBS indicating that Parent would be interested in acquiring all of the outstanding capital stock of the Company for an enterprise value in the range of $480 million to $555 million, which Parent calculated to be a per Share price, payable in cash, between $30 and $35. Parent's non-binding proposal also requested that the Company agree to negotiate exclusively with Parent for a period of four weeks.

        After receiving the May 2, 2005 proposal, Mr. Crocker contacted individual Board members, who requested that the Company's management continue discussions with Parent and use its best efforts to obtain a price for the Company at the high end of Parent's proposed $30 to $35 per Share range.

        From May 2, 2005 through May 18, 2005, representatives of UBS and Parent continued discussions regarding the potential acquisition of the Company by Parent. At the direction of the Company, UBS communicated to Parent during those discussions that the Company would only consider an acquisition transaction with Parent if the per Share price were at the top of the previously communicated range of $30 to $35 per Share in cash and that the Company would not negotiate with Parent on an exclusive basis.

        At a Board meeting on May 12, 2005, the Board discussed various matters regarding the potential acquisition of the Company by Parent. Representatives of the Company's outside legal adviser, Cooley Godward LLP ("Cooley Godward"), participated in a portion of this meeting and made a presentation to the Board regarding certain legal matters relevant to a potential acquisition of the Company. During this meeting Mr. Crocker updated the Board on the sales process, including the status of discussions with Parent.

        On May 18, 2005, the Company and Parent entered into a confidentiality agreement that contained standstill provisions limiting Parent's ability to take certain uninvited actions with respect to an acquisition of the Company. Also on May 18, 2005, UBS sent a letter to Parent outlining a proposed timetable for due diligence and submission of a definitive acquisition proposal.

        On May 19, 2005, Mr. Crocker met with Henri Lachman, Parent's Chief Executive Officer, and Mr. Pilaud in Paris to further develop the understanding by the parties of their respective goals and objectives, to discuss Parent's and the Company's overall businesses and to discuss a potential acquisition of the Company by Parent.

        On May 24, 2005, representatives of the Company met with representatives of Continental Teves ("CT"), the Company's largest customer. In the course of this meeting, the representatives of CT expressed concern regarding the Company's ability to meet CT's needs as CT's exclusive supplier of microgyros beginning with the 2008 model year in light of CT's stated belief that the market for electronic stability control products is growing rapidly. CT later confirmed that it engaged a second supplier for microgyros. This development was factored into the Board's view of the Company's longer-term competitive position.

        On May 31, 2005, the Company made due diligence materials available to Parent. From May 31, 2005 through the execution of the Merger Agreement, Parent and its advisers conducted a due diligence investigation of the Company, which included a number of in-person meetings of the management teams of both companies to discuss the Company's business.

        On June 17, 2005, the Board conducted a telephonic meeting to discuss the proposed transaction. Representatives of Cooley Godward and UBS participated in this meeting. During this meeting

Mr. Crocker and representatives of UBS updated the Board on the status of the discussions with Parent.

        On June 18, 2005, Cooley Godward, on behalf of the Company, sent a first draft of the Merger Agreement to Parent and its advisers. Between June 18, 2005 and the signing of the Merger Agreement, representatives of Cooley Godward provided the Board with drafts of the Merger Agreement and Board members individually communicated questions and comments on such drafts to representatives of Cooley Godward.

        On June 20, 2005, the non-employee Board members participated in a telephone call with representatives of UBS and Cooley Godward to discuss the status of the discussions with Parent. Representatives of UBS also presented to the Board members participating in the call certain preliminary financial analyses. On June 21, 2005, UBS sent a letter to Mr. Pilaud requesting that Parent submit a non-binding letter of interest with a more specific price per Share to the Company by June 24, 2005. On June 23, 2005 Mr. Pilaud called Mr. Crocker and indicated that Parent needed more time to conduct due diligence and that it would not be able to indicate a specific price per Share by June 24, 2005. The next day, Mr. Pilaud called Mr. Crocker and indicated that Parent would be able to send a non-binding letter of interest to the Company indicating a specific price per Share by June 28, 2005.

        On June 29, 2005, Mr. Crocker received a revised non-binding letter of interest from Mr. Pilaud proposing terms for the proposed acquisition by Parent of the Company. The revised letter of interest indicated that Parent was prepared, subject to the completion of due diligence, the negotiation of the definitive acquisition agreement, the approval of Parent's board and the satisfaction of other enumerated conditions, to pay a price in the range of $34 to $35 per Share in cash for all of the equity of the Company. In connection with the Company's receipt of the letter of interest, on June 29, 2005 Cooley Godward received a revised draft Merger Agreement prepared by Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden"), Parent's outside legal adviser.

        On June 30, 2005, Mr. Pilaud and Mr. Crocker discussed by telephone the proposed transaction and, consistent with the prior direction given by the Board, Mr. Crocker stated that the Board would consider an acquisition transaction at $35 per Share in cash.

        On July 1, 2005, a telephonic meeting of the Board was held to discuss the revised draft Merger Agreement and the non-binding letter of interest received from Parent on June 29, 2005, copies of which were distributed to the Board prior to the meeting. Representatives of Cooley Godward and Morris Nichols Arsht & Tunnell, the Company's special Delaware legal adviser, were present at this meeting. According to the terms of the June 29, 2005 revised the letter of interest, Parent's valuation assumed that the Company "had 570,756 restricted Shares that will be exercised, 374,310 dilutive options and 14,974,541 Shares outstanding." The Board considered the likelihood that Parent's offer of $34 to $35 per Share might be premised on the assumption that the restricted Shares were in addition to the Shares outstanding (when in fact the 14,974,541 figure was inclusive of restricted Shares), which (if the offer were in fact premised on such assumption) might imply a willingness on the part of Parent to entertain a higher per-Share price, notwithstanding Parent's other statements regarding per-Share price. On the basis of the foregoing, the Board directed Mr. Crocker to attempt to obtain a price per Share in excess of $35.

        On July 3, 2005 the parties' legal advisers held preliminary discussions to exchange views on the draft Merger Agreement.

        Between July 6, 2005 and July 10, 2005, Mr. Crocker met with Joel Karecki and Gerard Griffe, executives in Parent's strategic development group, to discuss the potential acquisition of the Company by Parent. During these discussions, Mr. Crocker, consistent with the Board's direction, discussed increasing the price per Share above $35. Parent's representatives reiterated to Mr. Crocker that the maximum price that Parent would be willing to pay in the transaction would be $35 per Share.

        At various times beginning on July 7, 2005 and ending at the time of the execution of the Merger Agreement, Cooley Godward and Skadden negotiated, and exchanged drafts of, the terms of the Merger Agreement and related agreements. Representatives of Parent and the Company participated in some of these negotiations.

        On July 12, 2005, at a meeting of the Board, representatives of UBS gave a presentation detailing certain preliminary financial analyses and the Board discussed the transaction, the draft Merger Agreement and the progress of price negotiations. Representatives of Cooley Godward participated in this meeting and discussed with the Board various proposed terms of the draft Merger Agreement and related agreements.

        On July 17, 2005, Mr. Crocker and Mr. Pilaud discussed by telephone the draft Merger Agreement and various other aspects of the proposed transaction. During this conversation Mr. Pilaud confirmed that Parent was prepared to pay $35 per Share in cash for the Company.

        On July 21, 2005, at a telephonic meeting of the Board to review and consider Parent's proposal, representatives of Cooley Godward updated the Board on the status of the negotiations and summarized the terms of the form of Merger Agreement and ancillary agreements that had been circulated to the Board in advance of the meeting. UBS presented to the Board the financial analyses of UBS in connection with UBS' consideration of the fairness, from a financial point of view, of the $35 in cash per share (the "Consideration") to be received by the holders of shares of Common Stock in the tender offer made pursuant to the Merger Agreement and in the Merger (the "Transaction") (other than Mr. Crocker and the beneficiaries of any trusts holding shares of Common Stock and for which he acts as trustee and any of his affiliates (collectively, the "Crocker Parties")). UBS also delivered its opinion to the Board, dated July 21, 2005, that as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations described in the opinion, the Consideration to be received by the holders of shares of the Common Stock in the Transaction (other than the Crocker Parties) was fair, from a financial point of view, to such holders. There was an extended discussion among the participants in the meeting. Following the discussion, the Board, by a unanimous vote, approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, the Transaction Support Agreements and the Noncompetition Agreements. The Board determined that the terms of the Offer and the Merger were fair to, and in the best interests of, the Company's stockholders, recommended that the stockholders of the Company accept the Offer and tender their Shares to the Purchaser pursuant to the Offer, determined that the Merger Agreement was advisable and recommended that the stockholders of the Company adopt the Merger Agreement. Later in the day, the Company, Parent and the Purchaser executed the Merger Agreement and the transaction was publicly announced the following day before the opening of the Paris Bourse.

        On August 3, 2005, Parent and the Purchaser commenced the Offer.

        (ii)   Reasons for the Recommendation of the Board of Directors.

        In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board consulted with the Company's management, financial adviser and legal advisers, and considered a variety of factors, including the following:

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  Premium and Valuation Multiples.    The past stock price performance of the Shares; implied multiples of enterprise value and equity value at the $30.38 closing price of the Shares on the Nasdaq National Market (the "Nasdaq") on July 20, 2005 (the last full trading day prior to the Board's approval of the Merger Agreement) and at the Offer Price; historical and estimated operating results and financial multiples, including multiples of implied enterprise value to the Company's earnings before interest, taxes, depreciation and amortization, relative to comparable companies; analysis of selected comparable transactions; and the recent trading range of the Shares, including the fact that the Offer Price represents (a) a premium of 15.2% over the $30.38 closing price of the Shares on the Nasdaq on July 20, 2005; (b) a premium of approximately 16.6% over the closing price of the Shares on the Nasdaq one week prior to the Board's approval of the Merger Agreement; and (c) a premium of approximately 31.6% over the closing price of the Shares on the Nasdaq one month prior to the Board's approval of the Merger Agreement.

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  Uncertainty Regarding Ability to Remain Price Competitive and Increase Market Value.    The competitive market in which the Company operates, including the fact that several of the Company's existing and potential competitors have substantially greater financial, engineering, manufacturing and marketing resources than the Company does. The Board considered that in order to remain competitive in the longer-term, the Company would need to grow its business, establish low-cost global manufacturing capabilities and reduce its administrative costs relative to its revenues, a belief strengthened by, among other things, CT's decision to engage a second source to meet its microgyro needs beginning with model year 2008. The Board also considered that the Company faced substantial uncertainty about its ability to maintain or increase the market value of the Shares or reduce the volatility of its stock price given its limited access to capital at a price that would be attractive to the Company and the significant expenditures that would be required to succeed in the competitive and regulatory landscape in which the Company operates.

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  Certainty of Value.    The fact that the Merger Agreement provides for a prompt cash tender offer at the Offer Price for all the Shares, to be followed by the Merger for the same consideration, thereby enabling the Company's stockholders to obtain the benefits of the transaction in a relatively short period of time.

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  No Financing Condition.    The fact that Parent's and the Purchaser's obligations under the Offer are not subject to any financing condition, which the Board believed would increase the likelihood of completing the transaction.

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  Termination Right.    The fact that, subject to the terms of the Merger Agreement (including provisions regarding notification of Parent of certain matters, provisions regarding Parent's "match" right and provisions regarding the payment of a $17.3 million termination fee), in certain circumstances, the Company may terminate the Merger Agreement following a determination by the Board to accept, or enter into a definitive agreement with respect to, a superior proposal.

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  Opinion of Financial Advisor.    The opinion of UBS, the Company's financial adviser, dated July 21, 2005 (the "Opinion"), that, as of such date and based on and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations described in the Opinion, the Consideration to be received by the holders of shares of Common Stock (other than the Crocker Parties) in the Transaction was fair, from a financial point of view, to such holders. The full text of the opinion of UBS, which sets forth the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by UBS in connection with its opinion, is attached as Annex A to this Statement and is incorporated in this Statement by reference.

        The foregoing includes the material factors considered by the Board. In view of the many factors it considered, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board, by a unanimous vote, approved and declared advisable the Merger Agreement, determined that the Merger Agreement, the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders and recommended that the Company's stockholders accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and adopt the Merger Agreement.

  (iii)
  Opinion of the Company's Financial Advisor.

  Opinion of UBS

        The Company's board of directors selected UBS as its financial adviser in connection with the transaction contemplated by the Merger Agreement because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions. UBS rendered its opinion to the Company's board of directors that, as of July 21, 2005 and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations described in the opinion, the $35.00 per share in cash (the "Consideration") to be received by the holders of shares of Common Stock in the tender offer made pursuant to the Merger Agreement and in the Merger (together, the "Transaction") (other than Mr. Charles Crocker and the beneficiaries of any trusts holding shares of Common Stock and for which he acts as trustee and any of his affiliates (collectively, the "Crocker Parties")) was fair, from a financial point of view, to such holders.

        The full text of UBS' opinion, dated as of July 21, 2005, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS, is attached as Annex A and is incorporated by reference in this Statement. UBS' opinion is directed only to the fairness, from a financial point of view, of the Consideration to be received by the holders of shares of Common Stock (other than the Crocker Parties) in the Transaction, and does not address any other aspect of the Transaction. Holders of shares of Common Stock are urged to read this opinion carefully and in its entirety. This summary is qualified in its entirety by reference to the full text of the opinion.

        UBS' opinion did not address the Company's underlying business decision to effect the Transaction, nor did it constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares of Common Stock in the tender offer or how such stockholder should vote with respect to the Merger. At the direction of the Company's board of directors, UBS was neither asked to, nor did it, offer any opinion as to the material terms of the Merger Agreement or the form of the Transaction. In rendering its opinion, UBS assumed, with the consent of the Company's board of directors, that Parent, the Purchaser and the Company would comply with all the material terms of the Merger Agreement. At the request of the Company's board of directors, UBS contacted certain third parties to solicit their interest in a possible transaction with the Company and held discussions with certain of these parties prior to the date of the UBS opinion.

        In arriving at its opinion, UBS, among other things:

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  reviewed certain publicly available business and historical financial information relating to the Company;

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  reviewed certain internal financial information and other data relating to the business and financial prospects of the Company, including estimates and financial forecasts prepared by management of the Company, that were provided to UBS by the Company and were not publicly available;

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  conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company;

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  reviewed publicly available financial and stock market data with respect to certain other companies that UBS believed to be generally relevant;

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  compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions that UBS believed to be generally relevant;

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  reviewed the Merger Agreement; and

  •
  conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

        In connection with its review, with the consent of the Company's board of directors, UBS did not assume any responsibility for independent verification of any of the information reviewed by UBS for the purpose of its opinion and relied on such information being complete and accurate in all material respects. In addition, with the consent of the Company's board of directors, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor was it furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, UBS assumed, at the direction of the Company's board of directors, that they had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction would be obtained without any material adverse effect on the Company or the Transaction. UBS' opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to UBS as of, July 21, 2005.

        UBS and its affiliates, as part of their investment banking and financial advisory business, are continuously engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes.

        In the past, UBS and its predecessors have provided investment banking services to the Company and received customary compensation for the rendering of such services and have been reimbursed for any expenses incurred. In the ordinary course of business, UBS, its successors and affiliates may trade, for their own accounts and the accounts of their customers, securities of the Company or Parent, and, accordingly, may at any time hold long or short positions in such securities.

        On March 10, 2005, in connection with Company's intent to initiate discussions with potential acquirers, the Company entered into an initial engagement letter for advisory services with UBS. Subsequently, the Company and UBS entered into an engagement letter dated as of May 1, 2005 pursuant to which UBS was engaged as the Company's exclusive financial adviser in connection with the possible acquisition of the Company. Pursuant to the terms of the May 1, 2005 engagement letter, the Company agreed to pay UBS customary compensation for its services, consisting of a fee paid upon delivery of UBS' opinion, a fee payable upon Purchaser's acceptance for purchase of the Shares tendered pursuant to the Offer and a portion of any termination, break-up or similar fee received by the Company if and when such fee became payable. The Company also agreed to reimburse UBS for its reasonable expenses, including attorneys' fees and disbursements, and to indemnify UBS and related persons against various liabilities, including certain liabilities under the federal securities laws.

  Financial Analyses Performed by UBS

        The following is a summary of the material financial analyses performed by UBS in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by UBS. The order of analyses described below does not represent the relative importance or weight given to those analyses by UBS. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of the financial analyses of UBS. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 20, 2005 and is not necessarily indicative of current market conditions.

        Historical Stock Trading Analysis.    UBS reviewed the historical trading prices of the Company, both in absolute and relative terms, reviewed the historical trading volumes for the shares of Common Stock and calculated the weighted average price per share of Common Stock and total shares of Common Stock traded as a percentage of shares outstanding for each of the three-month, six-month, one-year and three-year calendar periods ended on July 20, 2005, the last trading date prior to the date of the telephonic meeting at which the board of directors of the Company approved the Transaction. The weighted average trading prices per share of Common Stock calculated by UBS ranged from $19.47 to $27.04.

        In addition, UBS calculated the implied premium represented by the $35.00 price per share to be received by holders of shares of Common Stock to the trading prices of Common Stock one day, one week and one month prior to July 21, 2005, which was the date of the telephonic board meeting at which the board of directors of the Company approved the Transaction. UBS calculated the implied premiums to be 15.2% to the one-day prior trading price, 16.6% to the one-week prior trading price and 31.6% to the one-month prior trading price.

        For reference purposes, UBS also collected data on premiums paid on transactions since January 1, 2002 with 100% cash consideration and a transaction value greater than $100 million. The information on transaction premiums was collected from Securities Data Corporation (a data service that provides statistics for merger and acquisition transactions). The following table summarizes the premiums paid for these selected transactions:

	Selected Transactions
	Mean	Median	Range

Premium to one-day prior price	28.4%	24.1%	(39.2%) to 146.2%
Premium to one-week prior price	31.3%	26.2%	(30.8%) to 193.9%
Premium to one-month prior price	35.7%	30.8%	(30.7%) to 190.4%

        Implied Transaction Multiples.    UBS calculated the diluted common equity value of the Company, multiplying a per share price by the diluted shares outstanding (with options counted using the Treasury method) based on the latest publicly available information for the Company ("Common Equity Value") and the enterprise value ("EV") of the Company, which was calculated as the Common Equity Value plus the book value of total debt, minority interest, preferred stock, capital lease obligations, and equity in affiliates less the book value of cash and cash equivalents. The Common Equity Value of the Company was calculated based on shares outstanding as of April 2, 2005 and options outstanding as of September 30, 2004. The enterprise value of the Company includes net debt as of April 2, 2005.

        UBS calculated the Common Equity Value as a multiple of estimated net income for calendar year 2005 and fiscal year 2006 based on management's estimates and consensus estimates from IBES (a data service that compiles estimates issued by securities analysts). UBS performed this calculation using the $35.00 per share purchase price to be received by holders of shares of Common Stock and then using the $30.38 closing price of Common Stock on July 20, 2005. UBS also calculated the enterprise value of the Company as a multiple of the following historical and estimated financial results using the $35.00 per share offer price and then the $30.38 closing price on July 20, 2005:

  •
  revenue, EBITDA (earnings before interest, taxes, depreciation and amortization) and EBIT (earnings before interest and taxes) provided by the Company's management, for the last twelve-month period ("LTM") ended April 2, 2005;

  •
  the Company's management's estimates of revenue, EBITDA and EBIT for calendar year 2005 and fiscal year 2006; and

  •
  IBES consensus estimates of revenue, EBITDA and EBIT, as of July 20, 2005, for the calendar year 2005 (derived from IBES fiscal year 2005 and 2006 estimates on a pro rata basis) and fiscal year 2006.

        LTM revenue, EBITDA and EBIT and net income were adjusted by the Company's management on a pro forma basis as if Newall Measurement Systems, Ltd. ("Newall") had been owned for the entire twelve month period, rather than just the latter six months, based on pro forma full year revenue of $12 million and operating income of $0.5 million for Newall. The Company's management's estimates and LTM figures for revenue, EBITDA and EBIT and net income included adjustments by the Company's management to exclude certain one-time charges. Calendar year 2005 IBES estimates were derived from IBES consensus estimates for fiscal year 2005 and fiscal year 2006 on a pro rata basis.

        The results of these analyses were as follows:

		At $30.38 Closing Price		At $35.00 Offer Price
EV/Revenue	LTM CY2005E–Mgmt. FY2006E–Mgmt. CY2005E–IBES FY2006E–IBES	1.6 1.5 1.8 1.5 1.6	x	1.8 1.7 2.0 1.7 1.8	x
EV/EBITDA	LTM CY2005E–Mgmt. FY2006E–Mgmt. CY2005E–IBES FY2006E–IBES	14.9 10.5 9.3 11.9 10.2		17.0 12.1 10.7 13.6 11.7
EV/EBIT	LTM CY2005E–Mgmt. FY2006E–Mgmt. CY2005E–IBES FY2006E–IBES	21.0 14.6 13.1 16.6 13.3		24.1 16.7 15.0 19.0 15.3
Equity Value/Net Income	CY2005E—Mgmt. FY2006E–Mgmt. CY2005E–IBES FY2006E–IBES	22.9 19.6 24.2 20.1		26.4 22.6 28.0 23.2

Source:    Company filings, IBES estimates and the Company's management's estimates

        Selected Companies Analysis.    UBS reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following selected publicly traded industrial technology companies:

Automotive Concentration	Aerospace and Defense Concentration
• Gentex Corporation	• EDO Corporation
• Melexis Microelectronic Systems	• Esterline Technologies
• Stoneridge, Inc.
• TT Electronics plc
Industrial Technology Concentration
• Amphenol Corporation
• CTS Corporation
• Molex Inc.
• Rofin-Sinar Technologies, Inc.

        UBS calculated and compared financial information and various financial market multiples and ratios of the selected companies based on information it obtained from SEC filings (for historical information) and IBES consensus estimates (for forecasted information). The multiples and ratios of the selected companies were calculated using Common Stock closing prices on July 20, 2005. The financial information, multiples and ratios of the Company were based on IBES consensus estimates and the Company's management's estimates. The multiples and ratios of the Company were calculated using the $30.38 closing price on July 20, 2005 and using the $35.00 per share to be received by holders of Common Stock. With respect to the Company and each of the selected companies, UBS calculated:

  •
  EV as a multiple of LTM and estimated calendar year 2005 and 2006 revenue;

  •
  EV as a multiple of LTM and estimated calendar year 2005 and 2006 EBITDA;

  •
  EV as a multiple of LTM and estimated calendar year 2005 and 2006 EBIT;

  •
  the ratio of the price per share to the estimated calendar year 2005 and 2006 earnings per share; and

  •
  LTM and estimated calendar year 2005 EBITDA and EBIT margins, calculated by dividing the applicable company's EBITDA and EBIT by its revenue for each period.

        Historical financial results utilized by UBS for purposes of this analysis were based upon information contained in the applicable company's latest publicly available financial statements prior to July 20, 2005. LTM data for the Company was adjusted by the Company's management on a pro forma basis as if Newall had been owned for the entire twelve month period, rather than just the latter six months, based on pro forma full year revenue of $12 million and operating income of $0.5 million for Newall. The Company's LTM data and management estimates were adjusted to exclude certain one-time items. For the selected companies and the Company, LTM refers to the last twelve-month period available from the most recently publicly available information as of March 31, 2005, except that for Amphenol and Gentex, LTM refers to the twelve-month period ending on June 30, 2005, and for TT Electronics, LTM refers to the twelve-month period ending on December 31, 2004. For Gentex, LTM EBITDA was calculated using LTM depreciation and amortization expense as of March 31, 2005.

        Although the selected companies were used for comparison purposes, the businesses of no selected company were either identical or directly comparable to the businesses of the Company. Accordingly, UBS' comparison of the selected companies to the Company and analysis of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies and of the Company.

        The results of these analyses are summarized in the following tables:

	Enterprise Value as a Multiple of Revenue			Enterprise Value as a Multiple of EBITDA			Enterprise Value as a Multiple of EBIT			P/E Multiple
	LTM (x)	CY05 (x)	CY06 (x)	LTM (x)	CY05 (x)	CY06 (x)	LTM (x)	CY05 (x)	CY06 (x)	CY05 (x)	CY06 (x)
Selected Companies
Mean	1.6	1.5	1.4	8.6	8.0	7.1	12.7	11.7	10.2	19.5	16.1
Median	1.5	1.4	1.3	8.9	8.2	6.6	14.1	11.3	11.6	19.9	16.0
Range	0.5 to 3.0	0.5 to 2.8	0.5 to 2.4	4.6 to 13.1	5.3 to 12.3	4.9 to 11.0	6.9 to 18.5	6.4 to 17.3	5.7 to 15.2	13.0 to 25.9	11.7 to 22.4
The Company at July 20, 2005 Closing Price
IBES	1.6	1.5	n/a	14.9	11.9	n/a	21.0	16.6	n/a	24.2	n/a
Management	1.6	1.5	n/a	14.9	10.5	n/a	21.0	14.6	n/a	22.9	n/a
The Company at $35.00 Offer Price
IBES	1.8	1.7	n/a	17.0	13.6	n/a	24.1	19.0	n/a	28.0	n/a
Management	1.8	1.7	n/a	17.0	12.1	n/a	24.1	16.7	n/a	26.4	n/a

Source: Public Filings and IBES estimates

	EBITDA Margin (%)		EBIT Margin (%)
	LTM	CY05	LTM	CY05

Selected Companies
Mean	17.7	17.5	12.9	12.9
Median	16.6	16.0	10.4	10.7
Range	9.5 to 31.3	8.8 to 31.4	5.0 to 26.9	4.8 to 27.4
The Company–IBES	10.8	12.8	7.6	9.2
The Company–Management	10.8	14.2	7.6	10.3

Source: Public Filings and IBES estimates

        Selected Transactions Analysis.    UBS analyzed certain information relating to the following selected transactions in the industrial technology industry:

Date Announced	Acquirer	Target
January 2005	Valeo Inc.	Johnson Controls, Inc.—Engine Electronics business
June 2004	Ametek, Inc.	Taylor Hobson Ltd.
March 2004	Schneider Electric SA	Kavlico Corporation
August 2003	Moog Inc.	Poly-Scientific (a division of Northrop Grumman)
May 2003	Esterline Technologies	Weston Group
January 2003	General Electric Company	Agfa Gevaert Group—Non-destructive business
November 2002	Meggitt PLC	Smiths Group—Lodge Aerospace business
October 2002	DRS Technologies, Inc.	Paravant Inc.
August 2002	Honeywell International Inc.	Invensys plc—Sensor Systems business
June 2002	Goodrich Corporation	TRW Inc.—Aeronautical Systems business
May 2002	General Electric Company	Druck
May 2002	General Dynamics Corporation	Advanced Technical Products, Inc.
February 2002	Curtiss-Wright Corporation	Spirent plc—Penny & Giles and Autronics businesses
February 1999	Eaton Corporation	Aeroquip-Vickers Inc.
March 1998	Tomkins plc	Schrader Electronics

        For each of the selected transactions and for the Transaction, UBS calculated and compared the resulting enterprise value and enterprise value as a multiple of LTM sales, EBITDA and EBIT.

        LTM sales, EBITDA and EBIT for the Company were adjusted by the Company's management to exclude certain one-time items and on a pro forma basis as if Newall had been owned for the entire twelve month period, rather than just the latter six months, based on pro forma full year revenue of $12 million and operating income of $0.5 million for Newall.

        Although the selected transactions were used for comparison purposes, none of the selected transactions nor the companies involved in them was either identical or directly comparable to the Transaction, the Company or Parent. Accordingly, UBS' comparison of the selected transactions to the Transaction and analysis of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected transactions and of the Transaction.

        The following table presents the results of this analysis:

		Enterprise Value as a Multiple of:
	Enterprise Value (in millions)	LTM Sales (x)	LTM EBITDA (x)	LTM EBIT (x)

Mean	433	1.5	9.5	11.9
Median	250	1.4	9.2	11.0
Range	52 to 1,988	0.9 to 2.7	6.9 to 13.4	8.5 to 20.7
Proposed Transaction at $35.00 Price	562	1.8	17.0	24.1

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth herein, without considering the analyses as a whole, could create an incomplete view of the processes underlying the opinion of UBS. In arriving at its fairness determination, UBS considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, UBS made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the analyses described herein as a comparison is directly comparable to the Company, Parent or the Transaction.

        UBS prepared the analyses described herein for purposes of providing its opinion to the Company's board of directors as to the fairness, from a financial point of view, of the Consideration to be received by the holders of shares of Common Stock (other than the Crocker Parties) in the Transaction, as of the date of UBS' opinion. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. UBS' analyses were based upon the Company's management's and other third-party forecasts of future results that are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by UBS' analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisers, none of the Company, UBS or any other person assumes responsibility if future results are materially different from those forecasted by the Company's management.

        As described above, the opinion of UBS to the Company's board of directors was one of many factors taken into consideration by the Company's board of directors in making its determination to approve the Transaction. UBS was not asked to, and did not, recommend the specific consideration payable in the Transaction, which consideration was determined through negotiations between the Company and Parent. The summary contained herein does not purport to be a complete description of the analyses performed by UBS in connection with its fairness opinion and is qualified in its entirety by reference to the written opinion of UBS, attached as Annex A.

Intent to Tender.

        To the Company's knowledge, after reasonable inquiry, each executive officer, director and affiliate of the Company currently intends, subject to compliance with applicable law, including Section 16(b) of the Exchange Act, to tender all Shares held of record or beneficially owned by such person or entity to the Purchaser in the Offer other than restricted Shares and such Shares, if any, that any such person or entity may have an unexercised right to purchase by exercising stock options.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used.

        On March 10, 2005, in connection with the Company's intent to initiate discussions with potential acquirers, the Company entered into an initial engagement letter for advisory services with UBS.

Subsequently, the Company and UBS entered into an engagement letter dated as of May 1, 2005 pursuant to which UBS was engaged as the Company's exclusive financial adviser in connection with the possible acquisition of the Company. For more detail on the terms of this engagement, please see "Opinion of the Company's Financial Advisor" above.

        Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.    Interest in Securities of the Subject Company.

        No transactions in Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (3) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

        Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information.

        Stockholder Approval; Short-form Merger; Appraisal Rights; Rule 13e-3.    The information set forth in Section 11 of the Offer to Purchase under the heading "Plans for the Company; Other Matters—Other Matters" is incorporated in this Statement by reference.

        Conditions to the Offer.    The information set forth in Section 13 of the Offer to Purchase is incorporated in this Statement by reference.

        Effect of the Offer on the Market for the Shares; Nasdaq Quotation; Exchange Act Registration; Margin Regulations.    The information set forth in Section 14 of the Offer to Purchase is incorporated in this Statement by reference.

  Certain Legal Matters; Regulatory Approvals.

        The information set forth in Section 15 of the Offer to Purchase is incorporated in this Statement by reference.

        On July 29, 2005, an alleged stockholder of the Company commenced a stockholder class action in California Superior Court in San Francisco against the Company and the Company Board. The lawsuit is captioned Laborers' Local #231 Pension Fund v. BEI Technologies, Inc., et al., Case No. 05-443578 ("Local #231 Action"). The complaint alleges claims for breach of fiduciary duties in connection with the decision of the Company and the Company Board to enter into the Merger Agreement. More specifically, the complaint challenges the proposed acquisition of the Company on grounds that the price is inadequate, the acquisition is the result of a "flawed process" and that the directors are financially interested in the transaction and stand to receive benefits not shared by other stockholders. The plaintiff seeks, among other things, to enjoin the proposed acquisition of the Company by Parent and Purchaser.

        In the event that a majority of the Shares are tendered in the Offer, the Company and the individual defendants (collectively, "Defendants") intend to rely upon the acceptance of the Offer in defense of the claims asserted in the litigation. Specifically, Defendants intend to argue, among other things, that such acceptance operates as a ratification and acceptance of the conduct challenged in the litigation, and a waiver by each holder of Shares of any and all claims that have been, or could have been, asserted in the Local #231 Action or any later-filed lawsuit seeking damages relating to the Merger Agreement or the transactions related thereto.

Item 9.    Material to be Filed as Exhibits.

        The following Exhibits are filed herewith:

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated August 3, 2005.†
(a)(2)	Form of Letter of Transmittal.†
(a)(3)	Opinion of UBS (incorporated by reference to Annex A).
(a)(4)	Press Release issued by Schneider Electric SA, dated July 22, 2005 (incorporated by reference to Schedule TO-C filed by Beacon Purchaser Corporation and Schneider Electric SA on July 22, 2005).
(a)(5)	Press Release issued by BEI Technologies, Inc., dated July 22, 2005.
(a)(6)
Complaint filed July 29, 2005, captioned Laborers' Local #231 Pension Fund v. BEI Technologies, Inc., et al., Case No. 05-443578, filed in the Superior Court of the State of California, County of San Francisco.
(e)(1)
Agreement and Plan of Merger, dated as of July 21, 2005, among Schneider Electric SA, Beacon Purchaser Corporation and BEI Technologies, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by BEI Technologies, Inc. on July 27, 2005).
(e)(2)
Transaction Support Agreement, dated as of July 21, 2005, by and among Schneider Electric SA, Beacon Purchaser Corporation and Charles Crocker (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by BEI Technologies, Inc. on July 27, 2005).
(e)(3)
Form of Transaction Support Agreement, dated as of July 21, 2005 by and among Schneider Electric SA, Beacon Purchaser Corporation and each of Asad M. Madni and John LaBoskey (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by BEI Technologies, Inc. on July 27, 2005).
(e)(4)
Form of Noncompetition Agreement, dated as of July 21, 2005 by and among Schneider Electric SA, Beacon Purchaser Corporation, BEI Technologies, Inc. and each of Charles Crocker, Asad M. Madni and John LaBoskey.
(e)(5)	Letter agreement between Schneider Electric SA and BEI Technologies, Inc., dated as of May 18, 2005.

(e)(6)
Amendment to Rights Agreement by and between BEI Technologies, Inc. and American Stock Transfer & Trust Company, dated as of July 21, 2005 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by BEI Technologies, Inc. on July 27, 2005).

†
Incorporated by reference to Schedule TO filed by Beacon Purchaser Corporation and Schneider Electric, SA on August 3, 2005.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BEI Technologies, Inc.
By:	/s/ CHARLES CROCKER Name: Charles Crocker Title: Chairman and Chief Executive Officer

Dated: August 3, 2005

ANNEX A

[UBS Letterhead]

July 21, 2005

The Board of Directors
BEI Technologies, Inc.
One Post Street, Suite 2500
San Francisco, California 94104

Dear Members of the Board:

        We understand that BEI Technologies, Inc., a Delaware corporation (the "Company"), is considering a transaction whereby Beacon Purchaser Corporation, a Delaware corporation ("Acquisition Sub") and an indirect wholly owned subsidiary of Schneider Electric SA, a société anonyme organized under the laws of the Republic of France ("Parent"), will be merged with and into the Company. Pursuant to the terms of the Agreement and Plan of Merger dated July 21, 2005 (the "Merger Agreement"), among Parent, Acquisition Sub and the Company, (i) Acquisition Sub will make a tender offer (the "Tender Offer") for all of the issued and outstanding shares of common stock, par value $.001 per share, of the Company (the "Shares"), subject to certain exceptions, at a purchase price of $35.00 per Share in cash (the "Consideration") and (ii) following the completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the "Merger" and together with the Tender Offer, the "Transaction") and each outstanding Share (other than Shares held by the Company or any wholly owned subsidiary of the Company, Shares already owned by Parent or its subsidiaries and Appraisal Shares (as defined in the Merger Agreement)) will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

        You have requested our opinion as to the fairness from a financial point of view to the holders of the Shares (other than Mr. Charles Crocker and the beneficiaries of any trusts holding Shares and for which he acts as trustee and any of his affiliates (collectively, the "Crocker Parties")) of the Consideration to be received by such holders in the Transaction.

        UBS Securities LLC ("UBS") has acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for its services, a significant portion of which is contingent upon the consummation of the Transaction and a portion of which is payable upon delivery of this opinion. In the past, UBS and its predecessors have provided investment banking services to the Company and received customary compensation for the rendering of such services. In the ordinary course of business, UBS, its successors and affiliates may trade, for their own accounts and the accounts of their customers, securities of the Company or Parent and, accordingly, may at any time hold a long or short position in such securities.

        Our opinion does not address the Company's underlying business decision to effect the Transaction or constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender Shares in the Tender Offer or how such shareholder should vote with respect to the Merger. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of the Merger Agreement or the form of the Transaction. In rendering this opinion, we have assumed, with your consent, that Parent, Acquisition Sub and the Company will comply with all the material terms of the Merger Agreement. At your request, we have contacted certain third parties to solicit indications of interest in a possible Transaction with the Company and held discussions with certain of these parties prior to the date hereof.

A-1

        In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to the Company; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company, including estimates and financial forecasts prepared by management of the Company, that were provided to us by the Company and not publicly available; (iii) conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company; (iv) reviewed publicly available financial and stock market data with respect to certain other companies that we believe to be generally relevant; (v) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions that we believe to be generally relevant; (vi) reviewed the Merger Agreement; and (vii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

        In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company or the Transaction. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of the Shares (other than the Crocker Parties) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,
/s/ UBS SECURITIES LLC

A-2

ANNEX B

BEI TECHNOLOGIES, INC.
ONE POST STREET, SUITE 2500
SAN FRANCISCO, CALIFORNIA 94104

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
OF 1934 AND RULE 14F-1 THEREUNDER

        This Information Statement is being mailed on or about August 3, 2005 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of BEI Technologies, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Schneider Electric SA ("Parent") to a majority of seats on the Board of Directors (the "Board of Directors" or the "Board") of the Company. On July 21, 2005, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and Beacon Purchaser Corporation (the "Purchaser"), a Delaware corporation and an indirect wholly-owned subsidiary of Parent, pursuant to which the Purchaser has commenced a tender offer to purchase each issued and outstanding share of common stock, par value $.001 per share, of the Company (the "Common Stock"), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement dated as of September 11, 1997, between the Company and American Stock Transfer & Trust Company, as successor rights agent, as amended on December 22, 2004 and July 21, 2005 (together with the Common Stock, the "Shares"), for $35.00 net to the seller in cash (such price per Share, or such greater cash amount per Share as may be paid to any holder of Shares pursuant to the Offer, the "Offer Price") upon the terms and subject to the conditions set forth in the Merger Agreement, the Offer to Purchase dated August 3, 2005 (as amended or supplemented from time to time, the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Parent and the Purchaser with the Securities and Exchange Commission (the "Commission") on August 3, 2005. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, as soon as practicable after the time of Purchaser's acceptance for payment of Shares tendered pursuant to the Offer (the "Acceptance Time"), and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into the Company with the Company surviving the Merger (such surviving corporation, the "Surviving Corporation" and such merger the, "Merger"). At the effective time of the Merger (the "Effective Time"), (a) each issued and outstanding share of common stock, par value $0.001 per share, of the Purchaser will be converted into one share of common stock of the Surviving Corporation, (b) any Shares then held by the Company or any wholly-owned subsidiary of the Company (or held in the Company's treasury) will cease to exist, and no consideration will be paid in exchange thereof, (c) any Shares then held by Parent or the Purchaser will cease to exist, and no consideration will be paid in exchange thereof, and (d) each other Share then outstanding (other than Appraisal Shares, as defined below) will be converted into the right to receive, in cash, the Offer Price (the "Merger Consideration"). Shares outstanding immediately prior to the Effective Time that are held by a stockholder who has preserved such stockholder's appraisal rights under Section 262 of the DGCL with respect to such Shares (the "Appraisal Shares") will not be converted into a right to receive the Merger Consideration, unless such stockholder fails to perfect or withdraws or otherwise loses such stockholder's right to appraisal.

        The Offer, the Merger, and the Merger Agreement are more fully described in the Statement, to which this Information Statement forms Annex B, which was filed by the Company with the Commission on August 3, 2005 and which is being mailed to stockholders of the Company along with this Information Statement.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Parent, the Purchaser or the Parent Designees (as defined below) has been provided by the Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

        Pursuant to the Merger Agreement, the Purchaser commenced the Offer on August 3, 2005. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Tuesday, August 30, 2005, unless extended.

GENERAL

        The Common Stock is the only class of equity securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each share of Common Stock has one vote. As of the close of business on July 19, 2005, there were 14,978,324 outstanding shares of Common Stock.

RIGHTS TO DESIGNATE DIRECTORS AND PARENT DESIGNEES

        The Merger Agreement provides that, following the Acceptance Time, Parent shall be entitled to designate all of the directors on the Board, provided that until the Effective Time, the Board will have at least two members who are not affiliates or designees of Parent or Purchaser and were members of the Board prior to the date of the Merger Agreement (each a "Continuing Director"). The Merger Agreement provides that in no event shall the requirement to have at least two Continuing Directors result in Parent's designees constituting less than a majority of the Board unless Parent shall have failed to designate a sufficient number of individuals to constitute at least a majority. The Merger Agreement provides that if the number of Continuing Directors is reduced below two for any reason whatsoever or immediately following the Acceptance Time there are not at least two then-existing directors of the Company who qualify to serve and are willing to serve as Continuing Directors, then the number of Continuing Directors required under the Merger Agreement shall be reduced to the number of then serving Continuing Directors (i.e., one or zero), unless any remaining Continuing Director is able to identify a person who qualifies as a Continuing Director and is willing to serve as a Continuing Director, in which case any such remaining Continuing Director will be entitled (but not required) to designate such person to fill such vacancy, and such newly designated director will be deemed a Continuing Director for purposes of the Merger Agreement. If requested by Parent, following the Acceptance Time, the Company has agreed to take, subject to compliance with applicable legal requirements, all actions necessary (including promptly filling vacancies or newly created directorships on the Board, promptly increasing the size of the Board (including by amending the bylaws of the Company if necessary so as to increase such size) and/or promptly seeking the resignations of incumbent directors) to cause persons designated by Parent to be so elected or designated as directors of the Company. The forgoing summary of the Merger Agreement is qualified in its entirety be reference to the Merger Agreement, a copy of which has been filed as Exhibit (e)(1) to the Statement and is incorporated in this Information Statement by reference.

        Parent has advised the Company that the Parent Designees will be selected by Parent from among the individuals listed below. Parent has advised the Company that each of the following individuals has consented to serve as a director of the Company if appointed or elected. If necessary, Parent may choose additional or other Parent Designees, subject to the requirements of Rule 14f-1. None of the Parent Designees currently is a director of, or holds any positions with, the Company. Parent has advised the Company that, to the best of Parent's knowledge, except as set forth below, none of the Parent Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Parent and the Company that have been described in the Offer to Purchase or the Statement.

        The name, citizenship, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Parent Designees, as such information has been provided to the Company by Parent, are set forth below. Unless otherwise indicated, the business address of each such person is 43-45, bd. Franklin Roosevelt B.P. 236 92504, Rueil Malmaison Cedex, France.

Pierre Bouchut
Member of the Board of Directors and President of Purchaser. Member of the Board of Directors and Chief Financial Officer of Parent since May 16, 2005. Mr. Bouchut served as CEO of Groupe Casino from May 29, 1998 to March 21, 2005. Mr. Bouchut is a citizen of the Republic of France.
Juan Pedro Salazar
Member of the Board of Directors and Vice President of Purchaser. Mr. Salazar has served as Senior Vice President, General Counsel of Parent since 1994. Mr. Salazar is a citizen of the Republic of France.
Howard Japlon
Member of the Board of Directors and Secretary of Purchaser. Mr. Japlon has served as Senior Vice President, General Counsel of the North American Operating Division of Parent and Senior Vice President, General Counsel and Secretary of Square D Company, a subsidiary of Parent, since January 2004. Prior thereto, since March 2003, he was Deputy General Counsel and Assistant Secretary of Square D Company. Prior thereto, since 1994, he was Assistant General Counsel and Assistant Secretary of Square D Company. Mr. Japlon is a citizen of the United States of America, and his business address is 1414 South Roselle Road, Palatine, IL 60067.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding the ownership of the Shares as of July 21, 2005 by: (i) each of the executive officers named in the Summary Compensation Table below; (ii) each director; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of the Shares.

	Beneficial Ownership(1)
Beneficial Owner	Number of Shares	Percent of Total(2)
Mr. Charles Crocker(3)(4) One Post Street Suite 2500 San Francisco, CA	2,908,568	19.4%
Barclays Global Investors 45 Fremont Street, 17th Floor San Francisco, CA	776,600	5.2%
Dr. Asad M. Madni(4)	210,282	1.4%
Mr. John LaBoskey(4)	90,342	*
Mr. David H. Pike(4)(5)	63,525	*
Mr. Robert R. Corr(4)	42,601	*
Mr. J. Lavon Morton(4)	11,000	*
Dr. William G. Howard, Jr.(4)	10,000	*
Mr. Gary D. Wrench(4)	7,344	*
Mr. Richard M. Brooks(4)	2,000	*
Mr. C. Joseph Giroir, Jr.(4)	2,000	*
All executive officers and directors as a group (10 persons)(4)(6)	3,347,352	22.1%

*
Less than one percent.

(1)
This table is based upon information supplied by officers, directors and principal stockholders of the Company and upon any Schedules 13D or 13G filed with the Commission. Except as described in the Statement and unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the Shares indicated as beneficially owned.

(2)
Applicable percentages are based on 14,978,324 shares outstanding on July 21, 2005, adjusted as required by rules promulgated by the Commission.

(3)
Includes 708,000 Shares held by Mr. Crocker and 150,000 Shares held by Mr. Crocker and Lucinda Crocker, as trustees for Mr. Crocker's adult children, as to which Mr. Crocker disclaims beneficial ownership. Also includes 99,872 Shares held in a trust of which Mr. Crocker is beneficiary and trustee. Mr. Crocker, acting alone, has the power to vote and dispose of the Shares in each of his children's trusts.

(4)
Includes Shares which certain officers and directors have the right to acquire within 60 days after the date of this table pursuant to outstanding options as follows: Mr. Crocker, 20,000 Shares;

  Dr. Madni, 44,590 Shares; Mr. Corr, 24,000 Shares; Mr. LaBoskey, 28,500 Shares; Mr. Pike, 17,334 Shares; and all executive officers and directors as a group, 134,424 Shares. Also includes shares which certain officers and directors have the right to vote pursuant to unvested portions of restricted Share awards as follows: Mr. Crocker, 44,250 Shares; Dr. Madni, 112,583 Shares; Mr. Corr, 14,000 Shares; Mr. LaBoskey, 44,950 Shares; Mr. Pike, 42,150 Shares; Mr. Brooks, 1,750 Shares; Dr. Howard, 1,750 Shares; Mr. Morton, 8,550 Shares; Mr. Wrench, 3,750 Shares; and all executive officers and directors as a group, 306,683 Shares.

(5)
Includes 310 Shares owned of record and beneficially by Sevan Sakayan, as to which Mr. Sakayan has sole voting and investment power and as to which Mr. Pike disclaims beneficial ownership.

(6)
Includes the Shares described in the Notes above, as applicable.

  Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Exchange Act, requires the Company's directors and executive officers, and persons who own beneficially more than ten percent of the Company's Shares, to file with the Commission initial reports of ownership and reports of changes in ownership of Shares. Officers, directors and greater than ten percent stockholders are required by the Commission's regulations to furnish the Company with copies of all Section 16(a) forms they file.

        To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended October 2, 2004 the Company's officers, directors and greater than ten percent beneficial owners complied with all applicable Section 16(a) filing requirements except that one report covering one transaction was filed late for Dr. Madni.

BOARD OF DIRECTORS

        At each annual meeting of stockholders of the Company, the nominees for director stand for election for a one-year term. Biological information on each current director of the Company follows:

  C. Joseph Giroir, Jr.

        Mr. Giroir, age 66, began serving as a Director in June 1997 prior to the distribution in September 1997 by BEI Electronics, Inc. ("Electronics") of all of the then-outstanding stock of the Company to the stockholders of Electronics (the "Distribution"). He was a director of Electronics from 1978 until his resignation as a result of the Distribution. He served as the Secretary of Electronics from 1974 to early 1995. Mr. Giroir is the sole member of the law firm Giroir, PLLC. Mr. Giroir is also Chairman of the Board of the Centennial Bank and Two JJ Ranch, LLC. Mr. Giroir holds a B.A. and a L.L.B. from the University of Arkansas and a L.L.M. from Georgetown University.

  Asad M. Madni

        Dr. Madni, age 57, was appointed President and Chief Operating Officer of the Company in May 2000. He began serving as a Director and as a Vice President of the Company in June 1997 prior to the Distribution. Dr. Madni was appointed President of BEI Sensors & Systems Company, Inc. in October 1993, which was formed by the consolidation of BEI Motion Systems Company and the BEI Sensors & Controls Group, of which Dr. Madni had been President since October 1992. Prior to joining Electronics in 1992, he served over 17 years in various senior level technical and executive positions with Systron Donner Corporation, a manufacturer of avionics and aerospace sensors and subsystems. He was most recently Chairman, President and CEO of Systron Donner Corporation, a subsidiary of Thorn/EMI. Dr. Madni's degrees include a B.S. and M.S. in Engineering from the University of California, Los Angeles, and a Ph.D. in Engineering from California Coast University.

  Gary D. Wrench

        Mr. Wrench, age 72, began serving as a Director in June 1997 prior to the Distribution. He was Senior Vice President and Chief Financial Officer of Electronics from July 1993 until his resignation as a result of the Distribution, and held these same positions with the Company until his retirement in May 2000. Mr. Wrench was named a Director of Electronics in February 1986. He continued to serve as a Director of BEI Medical Systems, Inc. (formerly Electronics prior to September 1997) until the sale of BEI Medical Systems, Inc. in June 2002. From April 1985 to July 1993, he served as Vice President of Electronics and President and Chief Executive Officer of BEI Motion Systems Company, Inc., then a wholly owned subsidiary of Electronics that is now a part of the Company. Mr. Wrench holds a B.A. from Pomona College and a M.B.A. from the University of California, Los Angeles.

  Richard M. Brooks

        Mr. Brooks, age 77, began serving as a Director in June 1997 prior to the Distribution. From 1987 until his resignation as a result of the Distribution, he served as a director of Electronics. He is currently an independent financial consultant. Mr. Brooks holds a B.S. from Yale University and a M.B.A. from the University of California, Berkeley.

  William G. Howard, Jr.

        Dr. Howard, age 63, began serving as a Director in June 1997 prior to the Distribution. He was a director of Electronics from December 1992 until his resignation as a result of the Distribution. He is currently an independent consulting engineer in microelectronics and technology-based business planning. From 1987 to 1990, Dr. Howard served as Senior Fellow of the National Academy of

Engineering and, prior to that time, held various technical and management positions with Motorola, Inc., most recently as Senior Vice President and Director of Research and Development. He currently serves as director of RAMTRON International Corp., Credence Systems, Inc., Thunderbird Technologies, Inc., Xilinx, Inc., and Innovative Micro Technology, Inc. Dr. Howard holds a B.S.E.E. and a M.S. from Cornell University and a Ph.D. in electrical engineering and computer sciences from the University of California, Berkeley.

  Charles Crocker

        Mr. Crocker, age 66, began serving as a Director in June 1997 prior to the Distribution. He was a founder of Electronics and was named Chairman of the Board of Directors of Electronics in October 1974. He continued to serve as a Director of BEI Medical Systems, Inc. (formerly Electronics prior to September 1997) until the sale of BEI Medical Systems, Inc. in June 2002. Mr. Crocker has served as Chairman of the Board of Directors since October 1997. Mr. Crocker assumed the positions of President (in which position he served until May 2000) and Chief Executive Officer, effective October 1997, after resigning as President and CEO of Electronics as a result of the Distribution. Mr. Crocker served as President of Crocker Capital Corporation, a Small Business Investment Company, from 1970 to 1985, and as General Partner of Crocker Associates, a venture capital investment partnership, from 1970 to 1990. He currently serves as a director of Franklin Resources, Inc. and its subsidiary, Fiduciary Trust International, Pope & Talbot, Inc. and Teledyne Technologies, Inc. Mr. Crocker holds a B.S. from Stanford University and a M.B.A. from the University of California, Berkeley.

  J. Lavon Morton

        Mr. Morton, age 54, began serving as a Director in January 2003. He is Vice President Tax and Chief Internal Auditor for Arkansas Best Corporation, a transportation company. Mr. Morton has been responsible for the Audit and Tax Departments of that company since January 1, 2000. From 1997 to 1999, Mr. Morton was Vice President Financial Reporting of Arkansas Best Corporation. His responsibilities in that position included financial statements contained in annual and quarterly SEC filings. From 1984 to 1996, Mr. Morton served as a Partner in Ernst & Young LLP or its predecessors. During that time, Mr. Morton served as engagement partner on a number of SEC registrants, including manufacturing companies. Mr. Morton served as engagement partner on the audit of Electronics from 1984 to 1990 and from 1994 to 1996. Mr. Morton received a B.B.A. from the University of Central Arkansas in 1972 and his CPA in 1974 from the State of Arkansas.

  Compensation of Directors

        During fiscal 2004, the monthly fee paid to each non-employee director of the Company increased on May 1, 2004 from $1,000 to $2,000. Each non-employee director of the Company also received a Restricted Stock award of 1,000 shares. Prior to May 1, 2004, each non-employee director received a fee of $500 for each Board or committee meeting attended and $250 for each telephone conference Board meeting in which the director participated in addition to their monthly fee. In the fiscal year ended October 2, 2004, the total compensation paid by the Company to non-employee directors for services rendered as directors was approximately $106,000. The members of the Board of Directors are eligible for reimbursement for their expenses incurred in connection with attendance at Board meetings in accordance with Company policy.

        Mr. Wrench, a member of the Board of Directors, provided consulting services to the Company following his retirement in May 2000. The Company made payments to Mr. Wrench totaling approximately $15,000 during fiscal 2004 in consideration of these services. Such consulting services were pursuant to a written agreement entered into between Mr. Wrench and the Company that provided for services to be provided by Mr. Wrench to the Company up to five days per month for a total of $6,000 per month, plus $1,200 per day for any excess days. Effective February 2004 this agreement was terminated between Mr. Wrench and the Company.

  Board Committees and Meetings

        During the fiscal year ended October 2, 2004, the Board of Directors held four regularly scheduled meetings and one special meeting. From time to time the Board of Directors also acts by unanimous written consent and during fiscal 2004, the Board of Directors acted by unanimous written consent four times. The Board has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

        During fiscal 2004, each Board member attended at least 75% of the aggregate of the meetings of the Board and the committees on which he served, held during the period for which he was a director or a committee member, respectively. While the Company encourages all members of the Board of Directors to attend the Company's annual meeting of stockholders, there is no formal policy as to their attendance at each of the annual meetings of stockholders. Seven of the members of the Board of Directors attended the 2004 annual meeting of stockholders.

  The Audit Committee:

        The Audit Committee's responsibilities include the following: approve the independent registered public accounting firm ("independent auditors") to be retained by the Company; meet with the Company's independent auditors at least annually to review the scope and results of the annual audit; receive and consider the auditors' comments as to internal controls, accounting staff, management performance, and procedures performed and results obtained in connection with the audit; and periodically review and approve major accounting policies. The Audit Committee during fiscal 2004 was and currently is composed of four directors: Mr. Brooks, Chairman of the Committee, and Messrs. Giroir, Howard and Morton. The Board of Directors annually reviews the National Association of Securities Dealers ("NASD") listing standards definitions of independence for audit committee members and has determined that all members of the Audit Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the NASD listing standards). In addition, the Board of Directors has determined that Messrs. Brooks and Morton qualify as "audit committee financial experts" as defined by the rules of the Commission. The Audit Committee met five times during fiscal 2004.

        The Audit Committee Charter is available on the Company's website at www.bei-tech.com or free of charge upon written request to BEI Technologies, Inc., One Post Street, Suite 2500, San Francisco, California, 94104, Attention: Secretary.

  The Compensation Committee:

        The Compensation Committee is responsible for determining salaries and incentive compensation for the Company's executive officers, awards stock options and stock bonuses to eligible executives, employees and consultants under the Company's 1997 Equity Incentive Plan (the "Incentive Plan"), and otherwise determines compensation levels and performs such other functions regarding compensation as the Board may delegate. During fiscal 2004, the Compensation Committee was and currently is composed of three non-employee directors: Mr. Giroir, Chairman of the Committee, and Messrs. Brooks and Howard. All members of the Compensation Committee are independent as defined by Rule 4200 (a)(15) of the NASD listing standards. The Compensation Committee met four times during fiscal 2004.

        The Compensation Committee Charter is available on the Company's website at www.bei-tech.com or free of charge upon written request to BEI Technologies, Inc., One Post Street, Suite 2500, San Francisco, California, 94104, Attention: Secretary.

  The Nominating and Corporate Governance Committee:

        In January 2004, the Board of Directors formed a Nominating and Corporate Governance Committee comprised of Mr. Howard, Chairman of the Committee, and Messrs. Giroir and Morton, all of whom are independent (as independence is currently defined in Rule 4200(a)(15) of the NASD listing standards). The Nominating and Corporate Governance Committee is responsible for the evaluation and recommendation of individuals for election or reelection to the Board of Directors and its committees, including those recommendations submitted by stockholders, the evaluation of the performance of the Board and its committees, the review of compensation of the members of the Board and the evaluation and recommendation of the corporate governance policies. The Nominating and Corporate Governance Committee met two times during fiscal 2004.

        It is a policy of the Nominating and Corporate Governance Committee that candidates for director possess the highest personal and professional integrity, have demonstrated exceptional ability and judgment, and have skills and expertise appropriate for the Company and serving the long-term interest of the Company's stockholders. The Nominating and Corporate Governance Committee's process for identifying and evaluating nominees is as follows: (1) in the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews such directors' overall service to the Company during their term, including the number of meetings attended, level of participation, quality of performance, and any related party transactions with the Company during the applicable time period; (2) in the case of new director candidates, the Nominating and Corporate Governance Committee first determines whether the nominee must be independent for Nasdaq purposes. The Nominating and Corporate Governance Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Nominating and Corporate Governance Committee meets to discuss and consider such candidates' qualifications and then selects a candidate by majority vote. To date, the Nominating and Corporate Governance Committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates, nor has the Nominating and Corporate Governance Committee rejected a timely director nominee from a stockholder(s) holding more than 5% of the Company's voting stock.

        The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders provided the procedures set forth below are followed by stockholders. The Nominating and Corporate Governance Committee does not intend to alter the manner in which it evaluates candidates, including the criteria set forth above, based on whether the candidate was recommended by a stockholder or otherwise.

  Stockholder Recommendations to Nominating and Corporate Governance Committee of Director Candidates:

        Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board of Directors may do so by submitting a written recommendation to the Secretary of the Company at One Post Street, Suite 2500, San Francisco, California 94104. Submissions must include sufficient biographical information concerning the recommended individual, including age, five year employment history with employer names and a description of the employer's business, whether such individual can read and understand basic financial statements and board memberships (if any). The submission must be accompanied by a written consent of the individual to stand for election if nominated by the Board of Directors and to serve if elected by the stockholders. Recommendations received after December 9, 2005 and by January 8, 2006 will be considered for nomination at the 2006 Annual Meeting of Stockholders.

        In January 2004, the Board of Directors adopted the Nominating and Corporate Governance Committee Charter, which is available on the Company's website at www.bei-tech.com or free of charge upon written request to BEI Technologies, Inc., One Post Street, Suite 2500, San Francisco, California, 94104, Attention: Secretary.

  Stockholder Communications

        The Company's stockholders may communicate directly with the members of the Board of Directors or the individual chairmen of standing Board committees by writing directly to those individuals at the following address: BEI Technologies, Inc., One Post Street, Suite 2500, San Francisco, CA 94104. The Company's general policy is to forward, and not to intentionally screen, any mail received at the Company's corporate office that is sent directly to an individual unless the Company believes the communication may pose a security risk.

EXECUTIVE OFFICERS

        In addition to Messrs. Crocker and Madni, who are both directors, the names, ages and experience of the other executive officers of the Company are as follows:

  John LaBoskey

        Mr. LaBoskey, age 51, serves as Senior Vice President and Chief Financial Officer. In October 1993, he was appointed Vice President and Chief Financial Officer of BEI Sensors & Systems Company Inc., which was formed by the consolidation of BEI Motion Systems Company and the BEI Sensors & Controls Group, of which Mr. LaBoskey had served as Vice President and Controller since 1992. Prior to joining Electronics in 1992, he served for 7 years as Controller for Systron Donner Corporation, Microwave Division, a manufacturer of avionics and aerospace sensors and subsystems. Mr. LaBoskey's degrees include a Bachelor of Arts from the University of California, Irvine, and a Masters in Business Administration from the University of Colorado.

  Robert R. Corr

        Mr. Corr, age 59, was named a Vice President of the Company in March 2000. He has served as Treasurer, Controller and Secretary since September 1997 and held these same positions with Electronics prior to the Distribution. Mr. Corr served as Secretary of Electronics from February 1995, served as Controller from November 1989 and served as Treasurer from November 1987 until his resignation immediately prior to the Distribution. From 1978 to 1987, he was employed by AMPEX Corporation, an electronics and magnetic media company, in various financial positions. From 1975 to 1978, he was an auditor with Arthur Andersen LLP. Mr. Corr received a B.B.A. from Loyola University in 1968 and his CPA in 1978 from the State of California.

  David Pike

        Mr. Pike, age 52, serves as Vice President and General Manager, Systron Donner Automotive Division. Mr. Pike joined Electronics in 1983, and prior to his present position served in various operational, administrative and financial positions with BEI Sensors & Systems Company. Prior to joining Electronics, he was employed by Coastal Oil & Gas and AFCO Metals in their respective financial departments. He received a B.A. from Ouachita Baptist University in 1973 and his CPA in 1979 from the State of Arkansas.

EXECUTIVE COMPENSATION

  Compensation of Executive Officers

        The following table shows compensation awarded or paid to or earned by the Company's Chief Executive Officer and its four other most highly compensated executive officers (the "Named Executive Officers") for services rendered by them as executive officers of the Company in the fiscal years ended October 2, 2004, September 27, 2003 and September 28, 2002.

Summary Compensation Table

		Annual Compensation(1)			Long Term Compensation
Name and Principal Position	Year	Salary(2) ($)	Bonus ($)	Awards Other Annual Compensation ($)	Restricted Awards(3) ($)	Securities Underlying Options (#)	All Other Compensation(4) ($)
Mr. Charles Crocker Chairman of the Board and Chief Executive Officer	2004 2003 2002	470,075 451,227 401,250	180,000 130,000 —		322,115 230,250 321,550	— — 10,000	13,101 10,772 11,147
Dr. Asad M. Madni President and Chief Operating Officer	2004 2003 2002	446,270 376,510 413,069	202,500 160,000 —		644,230 460,500 805,200	— — —	7,853 6,434 10,936
Mr. John LaBoskey Senior Vice President and Chief Financial Officer	2004 2003 2002	225,857 206,971 205,087	108,000 80,000 —		322,115 230,250 321,550	— — 20,000	8,727 6,966 7,822
Mr. David H. Pike Senior Vice President of Divisional Administration and Human Resources	2004 2003 2002	200,330 152,202 150,567	76,500 60,000 —		322,115 230,250 256,710	— — 14,000	5,861 5,640 5,394
Mr. Robert R. Corr Vice President, Treasurer, Controller & Secretary	2004 2003 2002	194,659 185,028 168,925	31,500 25,000 —		84,030 61,400 107,360	— — 8,000	9,045 8,526 7,452

(1)
In accordance with the rules promulgated by the Commission, other annual compensation in the form of perquisites and other personal benefits has been omitted where the aggregate amount of such perquisites and other personal benefits constitutes less than the lesser of $50,000 or 10% of the total annual salary and bonus for the Named Executive Officer for the applicable fiscal year.

(2)
Includes (i) annual cash payments designated as automobile allowances, which did not exceed $20,000 for any individual in any year and (ii) compensation earned but deferred at the election of the Named Executive Officer pursuant to the Company's Deferred Compensation Plan.

(3)
Represents the dollar value of Shares awarded, calculated by multiplying the market value based on the closing sales price on the date of grant by the number of Shares awarded. At October 2, 2004, the aggregate holdings and value of restricted stock held by the Named Executive Officers (based on the number of shares held at fiscal year-end multiplied by $30, the closing sales price of the Company's Common Stock as reported on the Nasdaq National Market on October 2, 2004) was as follows: Mr. Crocker, 23,000 Shares, valued at $690,000; Dr. Madni, 85,589 Shares, valued at $2,567,670; Mr. LaBoskey, 25,800 Shares, valued at $774,000; Mr. Pike, 21,925 Shares, valued at $657,750; and Mr. Corr, 12,400 Shares, valued at $372,000. Generally, the restrictions on awards of restricted stock lapse with respect to 15% of the total number of shares per year on the first, second, third, fourth and fifth anniversaries of the date of grant and with respect to the remaining shares subject to such award on the sixth anniversary of the date of grant. Dividends are paid on restricted Shares when, as and if the Board declares dividends on all Shares.

(4)
Includes $8,184, $3,054, $7,959, $5,326 and $7,668 paid in fiscal 2004 to each of Messrs. Crocker, Madni, LaBoskey, Pike and Corr, respectively, and $8,000, $4,628, $6,330, $5,153 and $7,355 paid in fiscal 2003 to each of Messrs. Crocker, Madni, LaBoskey, Pike and Corr, respectively, and $8,000, $6,699, $7,395, $4,978 and $6,064 paid in fiscal 2002 to each of Messrs. Crocker, Madni, LaBoskey, Pike and Corr, respectively, as a normal contribution pursuant to the Company's Retirement Savings Plan. The remaining sums listed for each of fiscal 2004, 2003 and 2002 for Messrs. Crocker, Madni, LaBoskey, Pike and Corr are attributable to premiums paid by the Company for group term life insurance, supplemental life insurance and, solely with respect to Messrs. Crocker and Madni, benefits received pursuant to split dollar life insurance policies entered into by the Company in fiscal 2000. The split dollar life insurance policies were cancelled in fiscal 2003 and the Company received the cash value of the policies.

Stock Option Grants and Exercises

        During the Company's fiscal year ended October 2, 2004, the Company did not grant options to its executive officers and key employees under the Incentive Plan. As a result and in accordance with the rules promulgated by the Commission, the option grant table has been omitted.

        The Company has not issued any stock appreciation rights, either apart from or under the Incentive Plan. As of December 31, 2004, options to purchase a total of 368,557 Shares had been granted and were outstanding under the Incentive Plan and options to purchase 546,050 Shares remained available for grant thereunder. The following table shows, for fiscal 2004, certain information regarding options for Shares exercised by, and held at year-end by, the Named Executive Officers.

Aggregated Option Exercises in Last Fiscal Year and FY-End Option Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at FY-End(#) Exercisable/ Unexercisable(1)	Value of Unexercised in-the-Money Options at FY-End($) Exercisable/ Unexercisable(2)
Mr. Crocker	—	—	20,000/0	275,990/0
Dr. Madni	—	—	44,590/0	984,383/0
Mr. LaBoskey	—	—	25,066/3,434	449,458/66,517
Mr. Pike	4000	109,842	14,000/3,334	263,463/64,580
Mr. Corr	—	—	22,666/1,334	475,300/25,840

(1)
Includes both "in-the-money" and "out-of-the-money" options.

(2)
The fair market value of the underlying Shares on October 2, 2004, less the exercise price. "Out-of-the-money" options are ignored.

  Management Incentive Bonus Plan For Fiscal 2004

        In 2003, the Company's Compensation Committee adopted a Management Incentive Bonus Plan for fiscal 2004 ("2004 MIB Plan") covering employees of the Company. Following the end of the Company's 2004 fiscal year, the Company's Compensation Committee determined how to allocate awards under the 2004 MIB Plan on the basis of goals relating to return on equity, and subject to predetermined limits under the 2004 MIB Plan, and created a bonus fund for the Company and each of its subsidiaries (collectively, the "Companies"). Based upon recommendations from management of each of the Companies, the Compensation Committee was permitted, in its discretion, to approve individual awards to employees of the Companies for performance during fiscal year 2004, subject to final approval by the Company's Board of Directors.

        Incentive awards totaling approximately $1,352,700 were made with respect to performance during fiscal year 2004. The amounts of such incentive payments to the Named Executive Officers with respect to fiscal years 2004 and 2003 are included in the "Bonus" column of "Summary Compensation Table" under "Executive Compensation."

  Executive Change in Control Agreements

        The Company has entered into Executive Change in Control Severance Benefit Agreements (the "Change in Control Agreements") with each of its executive officers, including Messrs. Crocker, Madni, LaBoskey, Pike and Corr, all of which were finalized during October 2001. Pursuant to the terms of the Change in Control Agreements, in the event that an executive officer (i) is terminated by the Company without cause within 6 months following a change in control of the Company, as defined in the Change in Control Agreements, (ii) terminates employment for certain specified reasons within 6 months following the change in control, or (iii) terminates for any reason within the 30-day period beginning 6 months after the change in control, the executive officer would receive a single payment equal to 18 months of his base salary and 1 1/2 times the average of his annual bonuses for the prior three years. In addition, the Company would pay medical benefits on behalf of the executive officer and his dependents until the executive officer becomes covered under the medical plan of a subsequent employer, but not longer than 18 months. Furthermore, the vesting and exercisability of all of the executive officer's options and other equity awards that are outstanding on the date of such termination would be accelerated in full, and such options would remain exercisable for 12 months following termination, or such longer period as may be provided in the option agreement.

  Employment Agreement

        The employment agreement dated as of October 1, 1992 between the Company and Dr. Madni, President and Chief Operating Officer of the Company, renews annually on the anniversary date of the agreement and commences anew for a one-year period on the date of a change in control of the Company (as defined in the employment agreement). Such agreement further provides that if the Company terminates Dr. Madni without cause and he executes a general release of liability, Dr. Madni will receive from the Company his then current full-time salary and medical, dental and life insurance benefits for 12 months following the termination of his employment, his annual bonus prorated to the date of termination of his employment, and an amount equal to the average of the bonuses paid to Dr. Madni over the prior three completed fiscal years. The employment agreement further provides that if, within one year following a change in control of the Company, the Company terminates Dr. Madni without cause or Dr. Madni terminates for good reason and he executes a general release of liability in either case, Dr. Madni will receive the foregoing benefits, provided that his continued salary payments shall be based on the rate in effect at the time of his termination or immediately prior to the change in control, whichever is greater, and his continued medical, dental and life insurance benefits shall be based on such benefits as in effect immediately prior to the change in control. The employment agreement includes a noncompetition clause that provides that Dr. Madni will refrain from activities of a competitive nature for a period of two years after termination of his employment with the Company.

  Compensation Committee Interlocks and Insider Participation

        As noted above, during fiscal year 2004 the Compensation Committee consisted of Messrs. Brooks, Giroir and Howard.

        During fiscal year 2003, Mr. Crocker, Chairman of the Board and Chief Executive Officer of the Company, served as a member of the Compensation Committee and director of OpticNet Inc. ("OpticNet"), and Mr. Wrench, a director of the Company served as Chief Financial Officer for OpticNet and also as a director. OpticNet, formerly a majority owned subsidiary of the Company, was separated from the Company in 2000 through a distribution to the Company's stockholders of a portion of OpticNet's outstanding securities, with the Company retaining approximately 24% of OpticNet's outstanding securities. In July 2003, the Company and OpticNet entered into a merger agreement pursuant to which a wholly owned subsidiary of the Company agreed to offer to purchase all of the outstanding shares of OpticNet's common stock (the "OpticNet Tender Offer") and, upon successful completion of the OpticNet Tender Offer, merge with and into OpticNet, thereby making OpticNet a wholly owned subsidiary of the Company (the "OpticNet Merger"). The Tender Offer commenced in August 2003 and was completed at midnight on December 22, 2003, and the OpticNet Merger was completed on December 23, 2003. In connection with the OpticNet Merger, Messrs. LaBoskey and Corr became the sole directors and officers of OpticNet.

REPORT OF THE COMPENSATION COMMITTEE
OF THE BOARD OF DIRECTORS OFF BEI TECHNOLOGIES, INC.

NOVEMBER 17, 2004

        The Compensation Committee is composed of three non-employee directors, Messrs. Brooks, Giroir and Howard. The Compensation Committee is responsible for, among other things, setting the compensation of executive officers, including any stock based awards to such individuals under the Company's Incentive Plan. The Compensation Committee annually evaluates the performance and determines the compensation of the Chief Executive Officer and the other executive officers of the Company based upon a mix of the achievement of corporate goals, individual performance of the executive officers and comparisons with other companies operating in the same industry. The Chief Executive Officer provides recommendations to the Compensation Committee, but is not present during the discussion of his own compensation.

  Executive Compensation Principles

        The Compensation Committee seeks to compensate executive officers in a manner designed to achieve the primary interest of the Company's stockholders, namely that of increased stockholder value. In furtherance of this goal, the Compensation Committee determined a compensation package for fiscal year 2004 that considered both competitive and performance factors. Annual compensation of executives of the Company is composed of salary, bonus and stock incentives, an approach consistent with the compensation programs of most electronics and/or industrial focused companies. A substantial portion of the cash compensation of each executive officer is contingent upon the achievement of certain performance milestones by the Company. Bonuses, therefore, could be substantial, could vary significantly from year to year, and could vary significantly among executive officers. The Company's Compensation Committee intends to continue to follow this approach in the future and be guided by the same principles. Stock-based awards also continue to be a part of the overall compensation for the Company's executive officers and are intended to further incentivize, as well as reward, the executive officers.

  Base Salary

        The Compensation Committee determined salaries for fiscal 2004 for all executive officers at its meeting of November 5, 2003. In adjusting the base salary of the executive officers, the Compensation Committee examined both competitive and qualitative factors relating to corporate and individual performance. In connection with its examination of competitive factors, the Compensation Committee reviewed an independent survey of base salaries paid by other electronics companies of comparable size. In many instances, assessment of qualitative factors necessarily involved a subjective assessment by the Committee. In determining salary adjustments for executive officers for fiscal 2004, the Compensation Committee relied primarily on the evaluation and recommendations by Mr. Crocker of each officer's responsibilities for fiscal 2004 and performance during fiscal 2003.

  Management Incentive Bonus Plan Adopted for Fiscal 2005

        The Company's Compensation Committee has adopted a Management Incentive Bonus Plan (the "2005 MIB Plan") for fiscal 2005 covering employees of the Company and its operating divisions (which include the Company's majority owned subsidiaries). On the basis of goals relating to profitability, return on assets and subjective qualitative review, the Company's Compensation Committee, will in its discretion, determine a bonus fund for the Company and each of its operating divisions following the end of the Company's 2005 fiscal year. Based upon recommendations from the management of the Company, the Compensation Committee may, in its discretion, approve awards to employees of the

Company and each of its operating divisions, subject to final approval of the Company's Board of Directors.

        Incentive awards totaling $1,352,700 were made with respect to the Company's fiscal year 2004. Of that amount, $598,500 was awarded to the Named Executive Officers.

  Chief Executive Officer Compensation

        In general, the factors utilized in determining Mr. Crocker's compensation were similar to those applied to the other executive officers in the manner described in the preceding paragraphs; however, a significant percentage of his potential earnings was and continues to be subject to consistent, positive, long-term performance of the Company.

  Long Term Incentives

        The Company uses the Incentive Plan to further align the interests of stockholders and management by creating common incentives based on the possession by management of a substantial economic interest in the long-term appreciation of the Company's stock. In determining the number of restricted Share awards or options to purchase Shares to be granted to an executive officer, the Committee takes into account the officer's position and level of responsibility within the Company, the officer's existing equity holdings, the potential reward to the officer if the stock appreciates in the public market, the incentives to retain the officer's services for the Company, the competitiveness of the officer's overall compensation package and the performance of the officer. Based on a review of this mix of factors for fiscal 2004, the Committee granted for fiscal 2004 performance restricted Share awards to executive officers of the Company including; Mr. Crocker (11,500 Shares), Dr. Madni (23,000 Shares), Mr. LaBoskey (11,500 Shares), Mr. Pike (11,500 Shares) and Mr. Corr (3,000 Shares).

        Section 162(m) of the Internal Revenue Code (the "Code") limits the Company to a deduction for federal tax purposes of no more than $1 million of compensation paid to certain Named Executive Officers in a taxable year. Compensation above $1 million may be deducted if it is "performance-based compensation" within the meaning of the Code. The Committee has determined that options to purchase Shares granted under the Company's Incentive Plan with an exercise price at least equal to the fair market value of the Shares on the date of grant shall be rated as "performance-based compensation."

COMPENSATION COMMITTEE

C. Joseph Giroir, Jr. (Chairman)

Richard M. Brooks

William G. Howard, Jr.

REPORT OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS OF BEI TECHNOLOGIES, INC.

NOVEMBER 17, 2004

        The Audit Committee of the Board of Directors of BEI Technologies, Inc. is composed of four independent directors appointed by the Board of Directors (each of which is independent under applicable NASD rules) and operates under a written charter adopted by the Board of Directors in fiscal 2003. The members of the Audit Committee are Mr. Richard Brooks (Chairman of the Committee), Dr. William Howard, Mr. C. Joseph Giroir, Jr. and Mr. J. Lavon Morton. The Audit Committee selects the Company's independent auditors as well as the outsourced internal auditors.

        Management is responsible for the Company's internal accounting and financial controls, the financial reporting process, including the systems of internal controls and compliance with the Company's legal and ethics programs. The Company's independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and for issuance of a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes and report its findings to the full Board.

        In this context, the Audit Committee has met and held discussions separately, and jointly with each of management, the Company's internal auditors and the independent auditors. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Audit Committee discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61, as amended by statement on auditing standards No. 40 (Communication with Audit Committees).

        The Company's independent auditors also provided to the Audit Committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the independent auditors that firm's independence.

        Based on the Audit Committee's discussion with management and the independent auditors and the Audit Committee's review of the representation of management and the report of the independent auditors to the Audit Committee, the Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended October 2, 2004 filed with the Securities and Exchange Commission.

AUDIT COMMITTEE

Richard M. Brooks (Chairman)	Dr. William G. Howard, Jr.
C. Joseph Giroir, Jr.	J. Lavon Morton

Performance Measurement Comparison

        The following graph shows the value as of the Company's most recent fiscal year end of an investment of $100 in cash on September 30, 1999 of (i) the Company's Common Stock, (ii) the Nasdaq Stock Market Index (U.S. Companies) and (iii) the Dow Jones US Advanced Industrial Equipment Index. All values assume reinvestment of the full amount of all dividends paid by the Company since September 30, 1999 through the Company's 2004 fiscal year end and are calculated as of the last trading day of the applicable calendar quarter(1):

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG BEI TECHNOLOGIES, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX
AND THE DOW JONES US ADVANCED INDUSTRIAL EQUIPMENT INDEX

(1)
The Company operates on a fiscal year ending on the Saturday nearest September 30. The calendar quarter end dates in the table above do not necessarily coincide with the Company's fiscal quarter end dates, but are intended to approximate those closest.

*
$100 invested in 9/30/99 in stock or index—including reinvestment of dividends. Fiscal year ending October 2, 2004.

CERTAIN TRANSACTIONS

        Mr. Wrench, a director of the Company, was the Chief Financial Officer and a director of OpticNet prior to the OpticNet Merger. In connection with the OpticNet spin-off, the Company entered into the following agreement with OpticNet:

        InterCompany Services Agreement. Pursuant to the InterCompany Services Agreement entered into in October 2000, the Company agreed to make available to OpticNet certain office and facility space and support services. This agreement, originally scheduled to terminate on September 29, 2001 was extended. Pursuant to this Agreement, OpticNet reimburses the Company for such services at a flat monthly rate of $25,000. During the third quarter of fiscal 2002, the Company agreed to suspend current and future charges under the agreement, in light of the inability of OpticNet to obtain outside financing to such date.

        The Company's By-Laws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the extent not prohibited by Delaware law. Under the Company's By-Laws, indemnified parties are entitled to indemnification for negligence, gross negligence and otherwise to the fullest extent permitted by law. The By-Laws also require the Company to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification.

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SIGNATURE
  ANNEX A
[UBS Letterhead]
  ANNEX B
BEI TECHNOLOGIES, INC. ONE POST STREET, SUITE 2500 SAN FRANCISCO, CALIFORNIA 94104
INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
GENERAL
RIGHTS TO DESIGNATE DIRECTORS AND PARENT DESIGNEES
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
BOARD OF DIRECTORS
EXECUTIVE OFFICERS
EXECUTIVE COMPENSATION
Summary Compensation Table
Stock Option Grants and Exercises
Aggregated Option Exercises in Last Fiscal Year and FY-End Option Values
REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS OFF BEI TECHNOLOGIES, INC. NOVEMBER 17, 2004
COMPENSATION COMMITTEE C. Joseph Giroir, Jr. (Chairman) Richard M. Brooks William G. Howard, Jr.
REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF BEI TECHNOLOGIES, INC. NOVEMBER 17, 2004
AUDIT COMMITTEE
Performance Measurement Comparison
COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN* AMONG BEI TECHNOLOGIES, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX AND THE DOW JONES US ADVANCED INDUSTRIAL EQUIPMENT INDEX
CERTAIN TRANSACTIONS